Exhibit B

Analyst Conference Call SCRIPT – PATRICK FOURTEAU

Joe Schepers, Director, Investor Relations

Thank you. Good afternoon, and welcome to Sciele’s conference call to discuss the acquisition of Sciele by Shionogi & Co, Ltd.

I’m Joe Schepers, Sciele’s Director of Investor Relations. Our speaker on the call today is Patrick Fourteau, Chief Executive Officer.  Also on the call today are Ed Schutter, President and Chief Operating Officer, Darrell Borne, EVP & Chief Financial Officer, and Dr Larry Dillaha, EVP & Chief Medical Officer.

Please note that this presentation contains forward-looking statements, which are subject to risks, uncertainties and other factors beyond the Company’s control that may cause actual results, performance or achievements to differ materially from those anticipated in any forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, those described under business risk factors of our annual report on Form 10-K for the year ended December 31, 2007, and our quarterly reports on Form 10-Q, as filed with the SEC.  The Company does not undertake to update the forward-looking statements to reflect future events or circumstances.

I’ll now turn the call over to Patrick.

Patrick Fourteau

As all of you know by now, we have arranged this conference call to discuss the acquisition of Sciele Pharma by Shionogi & Co., Ltd. This transaction has been approved by the Boards of Directors at both Sciele and Shionogi.  Under the terms of the agreement, Shionogi will make a cash tender offer for Sciele shares, and subsequently acquire Sciele by executing a cash merger.

We disclosed in our press release that Shionogi will acquire all of Sciele’s outstanding shares of common stock for $31 per share, for a total purchase price of approximately $1.1 billion.  This is a premium of approximately 57%, based on the average stock price over the last six months.  In connection with the share purchase, Shionogi will also offer to repurchase the company’s outstanding convertible debt.  Upon completion of the acquisition, Sciele will become an indirect, wholly-owned subsidiary of Shionogi, and will continue operations as a stand-alone business unit.  The acquisition is subject to clearance under the Hart-Scott-Rodino Antitrust Improvement Act and other customary conditions.

We will retain the name Sciele, keep our headquarters in Atlanta, and retain our sales force throughout the United States.  This transaction will not result in any job reductions at Sciele. This combination of Shionogi and Sciele is very exciting, and the whole executive team is committed to remaining at the Company and to continue managing Sciele for the long-term.

As most of you know, we have launched five new products this year, and we have built a significant pipeline of products that we plan to launch in the coming years.  Shionogi gives us the financial strength and flexibility to execute the launch of these products.

Shionogi’s intention is to significantly expand its presence in the United States.  Shionogi selected Sciele as the ideal company to accomplish this objective for them.

The therapeutic areas of both companies complement each other, and Sciele will provide a broad product portfolio and an extensive pipeline of products.  We provide Shionogi with sales and marketing experience in the U.S., expertise in late—stage clinical development and regulatory filings with the FDA, and with our strong business development group, which has been very active in bringing new products to the company during the last two years. Shionogi is relying on our Sales, Marketing, Clinical & Regulatory, and Business Development groups to continue to deliver strong growth.

While Shionogi does not currently have a strong commercial presence in the US, they do have the potential to bring to the U.S. market products that have significant potential.  An example of this is Crestor, which was discovered by Shionogi. We are excited about several products that are currently in the pipeline, such as an anti-obesity drug that may have significant potential. Shionogi believes, and we believe, that Sciele can provide the solid base from which to launch these products when they are introduced in the U.S. market.

We have built a successful company, primarily because of the dedication and efforts of all of our employees over the past several years.  Shionogi will rely on Sciele to continue to operate on its business platform, which has driven consistent growth, earnings and revenues.  Speed of execution, innovation, simplicity, teamwork, and our entrepreneurial spirit will remain an essential part of our continued success.

At this time I want to thank all of our employees for their efforts, and our shareholders for their support and the confidence they placed in our management team.  I know that many of you have been long-term shareholders of our company.  I also want to thank all of the sell-side analysts for all their efforts in covering Sciele as we have grown and evolved into a leading specialty pharmaceutical company in the United States.  It has been a pleasure working with you as we have built our successful company.

We will now take only questions that are related to this transaction.  Operator?